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                                                                     EXHIBIT 2.3

FOR IMMEDIATE RELEASE
CONTACT:
DIGITAL RECORDERS, INC.
DAVID L. TURNEY, CHAIRMAN AND CHIEF EXECUTIVE OFFICER
(919) 361-2155, EXT. 120
EMAIL: DAVET@DIGREC.COM


                          Robinson-Turney International
                       Merged Into Digital Recorders, Inc.

           CEO DAVID L. TURNEY AGREES TO FOUR-YEAR EMPLOYMENT CONTRACT

RESEARCH TRIANGLE PARK, N.C. - (July 2, 1998) Digital Recorders, Inc. (NASDAQ-Small Cap: TBUS), a high-technology microelectronics company and developer of digital communications systems, today announced that a letter of intent has been signed to acquire Robinson Turney International (RTI), a business marketing and technology firm. In a separate announcement, David L. Turney, a co-founder of RTI, accepted a four-year employment contract as CEO of Digital Recorders, Inc.

RTI, a Dallas-based firm, is an international business and market development firm engaged in technology development, mergers, acquisitions, business development, marketing and other services for transit and transportation equipment manufacturers, operators and suppliers. RTI has business interests in both the United States and Europe; Digital Recorders is an RTI client. RTI is owned by David L. Turney and Claude G. Robinson, a Grand Rapids-area transit industry professional.



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The acquisition, expected to be completed by the end of July, will be accomplished as a pooling of interests under which RTI shareholders will receive 200,000 shares of Digital Recorders common stock. DRI management expects the transaction to be accretive.

Separately, DRI announced that Chairman and Chief Executive Officer David L. Turney has entered into a four-year employment agreement. With more than 14 years experience in the core transit and transportation markets served by Digital Recorders, Turney served as group executive of the Transportation Products Group for Mark IV Industries Inc., a Fortune 500 company listed on the New York Stock Exchange. At Mark IV Industries (NYSE: IV), Mr. Turney founded the Transportation Products Group and guided it to more than $150 million in sales.

Turney has been a DRI director since May 1996 and, through RTI, is responsible for Digital Recorders' acquisition of Transit-Media GmbH and the start-up of TwinVision, Inc., the first LED illuminated electronic flip-dot destination sign in European and American markets.

Concerning the RTI merger, Turney said: "This merger will allow RTI to work more closely with the Digital Recorders organization both on internal growth of the existing business as well as through acquisitions."




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Headquartered in Research Triangle Park, NC, Digital Recorders is ranked in the
"Technology Fast 500" by Deloitte and Touche LLP from a base of all United States technology companies including private and life science companies. The company is a market leader in transit, transportation and law enforcement digital communications systems using proprietary software applications.

Digital Recorders develops technologically advanced digital communications systems for transit, transportation and law enforcement applications. The company's transit and transportation systems include the TALKING BUS(R), an on-vehicle voice messaging and passenger information system and the TwinVision(R) LeDot Destination Sign System - a proprietary, electronic external destination sign. In addition, the company's Digital Audio Company subsidiary is a leading supplier of proprietary Digital Signal Processing systems for voice enhancements to law enforcement agencies worldwide. Customers include transit agencies and bus manufacturers; municipalities; federal, state and local departments of transportation and law enforcement agencies.

                                      -end-